UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

GRANITE CONSTRUCTION INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	1-12911 (Commission File Number)	77-0239383 (IRS Employer Identification No.)

585 West Beach Street
Watsonville, California 95076
(Address of principal executive offices) (Zip Code)

Staci M. Woolsey; (831) 724-1011
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ___________.
☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 2 - Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Disclosure of Payments by Resource Extraction Issuers
The specified payment disclosure required by this Form is included in an exhibit to the Form SD.
Section 3 - Exhibits
Item 3.01 - Exhibits
The following exhibit is submitted as part of this report.

Exhibit No.	Description
99.1	Resource Extraction Payment Report as required by Item 2.01 of this Form

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GRANITE CONSTRUCTION INCORPORATED

By:	/s/ Staci M. Woolsey
Staci M. Woolsey
Executive Vice President and Chief Financial Officer

Date: September 16, 2025